December 18, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:  Ms. Sally Samuel

Re:	Wilshire Variable Insurance Trust (the “Registrant”) File Numbers 333-15881, 333-154520 and 811-07917

Dear Ms. Samuel:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with responses being made on behalf of the Registrant to comments that you provided with respect to Registrant’s post-effective amendment No. 31 to its registration statement on Form N-1A (File No. 333-15881) filed with the Commission on December 16, 2008 and pre-effective amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-154520) filed with the Commission on November 26, 2008.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in such filings is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filings reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WILSHIRE VARIABLE INSURANCE TRUST By: /s/ Lawrence E. Davanzo Name: Lawrence E. Davanzo Title: President